KEEGAN RESOURCES INC.
600 – 1199 West Hastings Street
Vancouver, BC
V6E 3T5

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE

Toronto Stock Exchange: KGN

NYSE Amex: KGN

May 8, 2009

KEEGAN RESOURCES FILES PROSPECTUS

Vancouver, British Columbia; May 8, 2009 – Keegan Resources Inc. (“Keegan”) - Further to the news releases of May 4 and May 5 announcing a bought deal share offering of 7 million common shares at the issue price of $2.40 per share, for an aggregate gross proceeds of $16,800,000, Keegan Resources announced today the filing of its 43-101 Technical Report, Preliminary Short Form Prospectus and Annual Information Form. These documents update Keegan’s disclosure record and support previously released technical, legal and financial information. All the documents are available for download at www.SEDAR.com. The Prospectus is a Preliminary Prospectus and is subject to revision and amendment as of the date hereof.

For more information please visit Keegan’s website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.